

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 2, 2013

<u>Via E-mail</u>
Cliff Blake
Chief Executive Officer and President
First Rate Staffing Corporation
2775 West Thomas Road
Suite 107
Phoenix, AZ 85018

     Re: **First Rate Staffing Corporation**
               Amendment No. 5 to Form 8-K
               Filed July 24, 2013
               Amendment No. 3 to Form 10-K for the Year Ended December 31, 2012
               Filed July 24, 2013
               File No. 000-54427

Dear Mr. Blake:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Amendment No. 5 to Form 8-K</u>

<u>Management, page 18</u>

1. We reissue comment 1 from our letter dated July 5, 2013. Please revise your disclosure accordingly. In addition, please explain in greater detail the following:

   - Provide full disclosure of Mr. Cliff Blake's employment history as required by Item 401(e) of Regulation S-K. For example, Mr. Blake was listed as President and Chief Executive Officer of Lumea, Inc. with documents previously filed with the Commission;

- Explain the circumstances surrounding the conclusion of Mr. Cliff Blake's employment with Lumea, Inc.;

- Please delete the word "[S]everal" in the first paragraph under the explanatory note on page 18. Clearly state that all of your officers and sole director were previously employed by Easy Staffing Services Inc. Further, describe the circumstances leading up to the conclusion of each executive officer's employment with Easy Staffing Services, Inc., Lumea, Inc. and Lumea Staffing of California, Inc.;

- Revise to accurately disclose the date on which Lumea, Inc., Lumea Staffing, Inc. and Lumea Staffing of CA, Inc. filed for Chapter 11 bankruptcy. Also disclose the circumstances and events leading up to these bankruptcy filings. Revise to include a risk factor indicating your management's role in these companies;

- Please explain or reconcile your statement that the "[P]resident and CEO of Green Planet Group, Inc. and its Chief Financial Officer, retained the full financial control of Lumea, Inc. after the acquisition of Easy Staffing Services Inc. by Lumea, Inc." in light of prior events noted in comment 1.

- Disclose when the non-compete clause in Mr. Blake's employment agreement with Lumea, Inc. expired in 2012.

- Clarify what you mean by the statement that, "as of 2012, all such litigation against Mr. Blake has ceased."

Risk Factors, 23

General

2. We reissue comment 6 from our letter dated July 5, 2013. Please remove all references to "may be subject to," "are considered," "may not be able to rely," "may not rely upon," "may have no ability," "may not be able to sell," "if the Company does not meet the requirements of Rule 144(i)(2)." These references are unacceptable because Rule 144 is not available and you do not meet the conditions of Rule 144(i)(2).

Amendment No. 3 to Form 10-K for Fiscal Year Ended December 31, 2012

3. Please comply in an amendment to your Form 10-K with all of the comments issued above on your Form 8-K filed July 24, 2013, for similar disclosure within your Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christine Adams, Staff Accountant at (202) 551-3363 or Terry French, Accountant Branch Chief at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Kisner, Attorney Advisor at (202) 551-3788 or Kathleen Krebs, Special Counsel at (202) 551-3350 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Anthony A. Patel, Esq.
        Lee W. Cassidy, Esq.
        Cassidy & Associates